______________________________________

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON DC 20549

______________________________________

FORM 6-K

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

File No. 0-17140

For the month of December 2001

Song Networks Holding AB

(Translation of registrant's name into English)

Svärdvägen 19,

SE-182 15 Danderyd, Sweden

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F...√..... Form 40-F........

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes.......No...√....

Exhibits

  Pressrelease, dated December 5, 2001
  Pressrelease, dated December 5, 2001
  Pressrelease, dated December 7, 2001
  Pressrelease, dated December 12, 2001
  Pressrelease, dated December 19, 2001

Press Release

Stockholm December 5, 2001

Song Networks AB provides fibre capacity for Telia International Carrier AB

Song Networks Holding AB (NASDAQ: SONW, Stockholm Exchange: SONW) reports that Song Networks AB and Telia International Carrier AB have reached an IRU agreement whereby Telia International Carrier will hire fibre capacity from Song Networks for 15 years. The order is worth approximately SEK 65 million.

The agreement means that Telia International Carrier will gain access to the recently launched underwater cable between Norrtälje and Åbo that runs via Mariehamn on the island of Åland. Telia International Carrier has also received access to part of Song Networks' Finnish national network that connects with Helsinki. As part of the agreement, Song Networks will supply Telia International Carrier with location services, including power and cooling at Song Networks plants situated in the fibre network. Supplies will begin at the end of January 2002.

"We are very pleased that our long-term partnership with Telia, now is generating fibre revenues for Song Networks. The fact that we are now selling fibre capacity shows that our investment in fibre was correct," says Ingvar Eriksson, technical director of Song Networks AB.

"Song Networks is one of our partners. Thanks to their network that covers the Nordic region they can now provide the capacity in an area where we wish to add additional fiberpairs to our own networkt," explains Erik Heilborn managing director of Telia International Carrier AB.

For further information, please contact:

Song Networks AB Telia International Carrier AB

Ingvar Eriksson, Technical Director Mark Vadasz, Public Relations Director

Phone: +46 8 5631 0160 Phone: +46 20 77 58 30

Mobile: +46 701 810 160 E-mail: mark.m.vadasz@telia.se

E-mail: ingvar.eriksson@songnetworks.net

Song Networks Holding AB

Jenny Moquist, Investor Relations Manager

Phone: +46 8 5631 0219

Mobile: +46 701 810 219

E-mail: jenny.moquist@songnetworks.net

About Song Networks, the former Tele1 Europe, (NASDAQ: SONW, Stockholm Stock Exchange: SONW) Song Networks is a rapidly expanding data, internet and telecommunications operator with activities in Sweden, Denmark, Finland and Norway. The company provides broadband solutions for data, internet, hosting and voice, to large and mid-range businesses in the Nordic region. Song Networks is currently the only pan Nordic data, internet and telecommunications operator investing in local access networks with broadband capacity. The company is constructing networks in the 80 largest cities in the Nordic region. The access networks, which are linked by a long-distance network, will be one of Europe's fastest data and internet super-highways with an initial capacity for customers of up to one gigabit. The company was founded in 1995 and has approximately 1,200 employees. The head office is in Stockholm and there are an additional 24 offices located in the Nordic region. For further information, please visit our website at www.songnetworks.net

About Telia International Carrier

Telia's wholly owned subsidiary, Telia International Carrier, provides IP, Capacity, Voice, Infrastructure services and carrier neutral colocation solutions. Today, the company is the leading European carrier of transatlantic IP traffic to the USA.

Its wholly owned multi-fibre optic network - the Viking Network - provides high capacity bandwidth and offers end-to-end connectivity round the world. The network is a giant investment-intensive venture designed to expand Telia International Carrier to cover Scandinavia, Europe and the USA by 2001. The infrastructure in Europe is designed as a multi-duct network connecting all significant cities with communication, supporting IP, Voice and Data. By the end of 2001, the network will cover 40,000 route kilometres throughout Europe and the USA, connecting 50 major cities.

Telia is the leading Scandinavian Internet & Communication company. Operating from its position as the largest player in the expanding North European market, the firm has established a strong global presence with representation all over the world. The turnover of the company in 2000 was SEK 54,064 million. Telia employs 29,900 people. Visit Telia at www.telia.com

Certain statements contained in this press release contain "forward-looking statements" within the meaning of the U.S. federal securities law. Such statements are based on the current expectations of the management of Song Networks Holding AB only, and performance is subject to risks, uncertainties and other factors that could cause actual results to differ materially from these statements. Such risks include, but are not limited to, adverse regulatory, technological or competitive developments; decline in demand for the company's services or products; inability to timely develop, introduce and market new technologies, products and services; pricing pressures resulting from competition; unforeseen construction delays; and the inability to successfully manage systems failures or shutdowns and service interruptions or reduced services to customers. For a more detailed discussion of such risks and uncertainties affecting the company, please refer to Song Networks Holding AB's reports that are filed from time to time with the U.S. Securities and Exchange Commission, including the company's annual report on Form 20-F and reports on Form 6-K.

Press release

Stockholm 5 December, 2001

Song Networks continues to sharpen its focus on core activities

In a further move aimed at sharpening its focus on core activities, Song Networks Holding AB (NASDAQ: SONW, Stockholm Exchange: SONW) has reached an agreement with Spinbox AB, whereby Spinbox will take over responsibility for Song Networks AB's mobile activities. Operations in Norway are also being streamlined via the sale of the company's exchange activities and the sale of Song Networks' consulting activities in Stavanger.

In a further move aimed at sharpening its focus on core activities, Song Networks has reached an agreement with Spinbox AB, whereby Spinbox will take over responsibility for Song Networks' mobile activities in Sweden. Operations in Norway are also being streamlined via the sale of the company's exchange activities and its consulting activities in Stavanger.

The agreement with Spinbox means that Song Networks will "lend" its customer pool to Spinbox for the duration of the agreement. Spinbox will invoice customers, keep all revenues and pay all costs. Song Networks will receive a commission per subscriber and a percentage of the invoiced amount.

Spinbox (Service Provider IN a BOX) will concentrate on making the mobile product more attractive for Song Networks' customers. Spinbox's business concept is to make it easier for operators and businesses to offer mobile telephony.

The consulting activities in Stavanger are being sold to Contive Management for NOK 3 million. The activities were acquired when Song Networks acquired Eltele Rogeland and are not a part of Song Networks' core activities.

The sale of the exchange activities in Norway to ID Connect enables Song Networks to provide customers with first class telephony solutions. ID Connect produces and supplies exchange-based services.

The measures outlined above will reduce income to around SEK 20 million in Q4, and around SEK 80 million on an annual basis. Earnings before interest and depreciation amortization (EBITDA) will be affected minimally. Around 20 employees are affected.

"Our major expansion of recent years, both organically and through company acquisitions, has also meant that we have acquired business that is not part of our core activities. Selling off these periphery activities will help us to sharpen our core business to sell broadband solutions to businesses in the Nordic region," says Ivar Strömberg, CEO of Song Networks Holding AB.

For further information, please contact:

Song Networks Holding AB Song Networks Holding AB

Ivar Strömberg, CEO Jenny Moquist, Investor Relations Manager

Phone: +46 8 5631 0001 Phone: +46 8 5631 0219

Mobile: +46 701 810 001 Mobile: +46 701 810 219

E-mail: ivar.stromberg@songnetworks.net E-mail: jenny.moquist@songnetworks.net

About Song Networks, the former Tele1 Europe, (NASDAQ: SONW, Stockholm Stock Exchange: SONW) Song Networks is a rapidly expanding data, internet and telecommunications operator with activities in Sweden, Denmark, Finland and Norway. The company provides broadband solutions for data, internet, hosting and voice, to large and mid-range businesses in the Nordic region. Song Networks is currently the only pan Nordic data, internet and telecommunications operator investing in local access networks with broadband capacity. The company is constructing networks in the 80 largest cities in the Nordic region. The access networks, which are linked by a long-distance network, will be one of Europe's fastest data and internet super-highways with an initial capacity for customers of up to one gigabit. The company was founded in 1995 and has approximately 1,200 employees. The head office is in Stockholm and there are an additional 24 offices located in the Nordic region. For further information, please visit our website at www.songnetworks.net

Certain statements contained in this press release contain "forward-looking statements" within the meaning of the U.S. federal securities law. Such statements are based on the current expectations of the management of Song Networks Holding AB only, and performance is subject to risks, uncertainties and other factors that could cause actual results to differ materially from these statements. Such risks include, but are not limited to, adverse regulatory, technological or competitive developments; decline in demand for the company's services or products; inability to timely develop, introduce and market new technologies, products and services; pricing pressures resulting from competition; unforeseen construction delays; and the inability to successfully manage systems failures or shutdowns and service interruptions or reduced services to customers. For a more detailed discussion of such risks and uncertainties affecting the company, please refer to Song Networks Holding AB's reports that are filed from time to time with the U.S. Securities and Exchange Commission, including the company's annual report on Form 20-F and reports on Form 6-K.

Press Release

Stockholm December 7, 2001

Song Networks providing Upper Savo, Finland with data, internet and telephony services

Song Networks Holding AB (NASDAQ: SONW, Stockholm Stock Exchange: SONW today announces that Song Networks Oy of Finland has signed agreements for data, internet and telephony services with eight municipalities in Upper Savo, Finland. Song Networks Oy will provide Upper Savo and its eight municipalities with a fibre optic network during 2002. The three-year agreement is worth over EUR 0.6 million.

Song Networks will build a fibre optic network for the municipalities of Iisalmi, Keitele, Kiuruvesi, Lapinlahti, Pielavesi, Sonkajärvi, Varpaisjärvi and Vieremä next year. The local network will provide the municipalities with data and internet services and link them all together during phase one. During the second phase in 2002, Song Networks will also provide the municipalities' PBX network.

"We can bring our know-how of building networks to develop the Upper Savo area and link them as part of our Nordic network. Know-how of the local area is our competitive asset", says Olli Nuuttila, Deputy Managing Director of Song Networks Oy.

"Knowledge of local businesses and wide-ranging contacts coupled with interest in developing the public sector are important factors for Song Networks in local areas. By implementing this solution, the Upper Savo area can maintain and expand its competitiveness in the area, attracting more local enterprise," says Juha Meklin, Area Director of Song Networks Oy.

For further information, please contact:
Song Networks Oy Olli Nuuttila, Deputy Mananging Director Phone: +358 9 2311 2410 Mobile: +358 44 311 2410 E-mail: olli.nuuttila@songnetworks.fi	Song Networks Holding AB Jenny Moquist, Investor Relations Manager Phone: +46 8 5631 0219 Mobile: +46 701 810 219 E-mail: jenny.moquist@songnetworks.net
Song Networks Oy Juha Meklin, Area Director Phone: +358 17 4426 874 Mobile: +358 44 3112 874 E-mail: juha.meklin@songnetworks.fi

About Song Networks, the former Tele1 Europe, (NASDAQ: SONW, Stockholm Stock Exchange: SONW) Song Networks is a rapidly expanding data, internet and telecommunications operator with activities in Sweden, Denmark, Finland and Norway. The company provides broadband solutions for data, internet, hosting and voice, to large and mid-range businesses in the Nordic region. Song Networks is currently the only pan Nordic data, internet and telecommunications operator investing in local access networks with broadband capacity. The company is constructing networks in the 80 largest cities in the Nordic region. The access networks, which are linked by a long-distance network, will be one of Europe's fastest data and internet super-highways with an initial capacity for customers of up to one gigabit. The company was founded in 1995 and has approximately 1,200 employees. The head office is in Stockholm and there are an additional 24 offices located in the Nordic region. For further information, please visit our website at www.songnetworks.net

Certain statements contained in this press release contain "forward-looking statements" within the meaning of the U.S. federal securities law. Such statements are based on the current expectations of the management of Song Networks Holding AB only, and performance is subject to risks, uncertainties and other factors that could cause actual results to differ materially from these statements. Such risks include, but are not limited to, adverse regulatory, technological or competitive developments; decline in demand for the company's services or products; inability to timely develop, introduce and market new technologies, products and services; pricing pressures resulting from competition; unforeseen construction delays; and the inability to successfully manage systems failures or shutdowns and service interruptions or reduced services to customers. For a more detailed discussion of such risks and uncertainties affecting the company, please refer to Song Networks Holding AB's reports that are filed from time to time with the U.S. Securities and Exchange Commission, including the company's annual report on Form 20-F and reports on Form 6-K.

Press Release

Stockholm December 12, 2001

Song Networks co-ordinating and centralising activities in Sweden

Song Networks Holding AB (NASDAQ: SONW, OM Stockholm Stock Exchange: SONW) is taking further measures to refine and make its business more effective in Sweden. The measures include using the synergies arising from the acquisition of Sonera's Swedish business earlier this year. Furthermore a number of services will be centralised at the Swedish head office and the activities of the subsidiary Wineasy will be co-ordinated.

Song Networks and its subsidiary Wineasy will continue to consolidate the Swedish business, which is part of the rationalisation and effectivity scheme that the companies carried out during the autumn. This means that a number of central services will move from local offices to the Swedish head office. Furthermore Wineasy's activities will be co-ordinated with Song Networks'. Activities that will be run outside Stockholm will be those close to the customer, such as sales and field service. In total this covers around 50 services at the Swedish subsidiaries, and around 20 services created in Stockholm.

"Song Networks AB has rapidly expanded over the last few years through organic growth and acquisitions. It is now necessary to consolidate the business, and we see this as a dynamic measure, where we are centralising our strengths and at the same time maintaining a local presence with seven local sales offices in Sweden. Rationalisation will have a positive impact for our customers regarding our supply and service capacity. Our aim is to continue supplying high quality data and tele-services to companies and organisations that intend to be market leaders in their respective sectors,"

says Peter Lövgren, MD at Song Networks AB.

"The measures that we are taking will produce annual savings of around SEK 30-35 million for next year," says Ivar Strömberg, CEO at Song Networks Holding AB. "The one-off restructuring expenses are estimated at around SEK 20-25 million, and will be charged to the current quarter. We expect that Song Networks will breakeven at an adjusted EBITDA level before the end of Q1 2002 and for the whole of the second quarter in 2002. Song Networks' business plan will also be fully financed following restructuring," he concludes.

For further information, please contact:

Song Networks AB Song Networks Holding AB

Peter Lövgren, MD Ivar Strömberg, CEO

Phone: +46 8 5631 0656 Phone: +46 8 5631 0001

Mobile: +46 701 810 656 Mobile: +46 701 810 001

E-mail: peter.lovgren@songnetworks.se E-mail: ivar.stromberg@songnetworks.net

About Song Networks, the former Tele1 Europe, (NASDAQ: SONW, Stockholm Stock Exchange: SONW) Song Networks is a rapidly expanding data and telecommunications operator with activities in Sweden, Denmark, Finland and Norway. The company provides broadband solutions for data, internet, hosting and voice, to businesses in the Nordic region. Song Networks is currently the only pan Nordic operator investing in local access networks with broadband capacity. The company is constructing networks in the 80 largest cities in the Nordic region. The access networks, which are linked by a long-distance network, will be one of Europe's fastest data and internet super-highways with an initial capacity for customers of up to one gigabit. The company was founded in 1995 in Sweden and has approximately 1,200 employees. The head office is in Stockholm and there are an additional 31 offices located in the Nordic region. For further information, please visit our website at www.songnerworks.net

Certain statements contained in this press release contain "forward-looking statements" within the meaning of the U.S. federal securities law. Such statements are based on the current expectations of the management of Song Networks Holding AB only, and performance is subject to risks, uncertainties and other factors that could cause actual results to differ materially from these statements. Such risks include, but are not limited to, adverse regulatory, technological or competitive developments; decline in demand for the company's services or products; inability to timely develop, introduce and market new technologies, products and services; pricing pressures resulting from competition; unforeseen construction delays; and the inability to successfully manage systems failures or shutdowns and service interruptions or reduced services to customers. For a more detailed discussion of such risks and uncertainties affecting the company, please refer to Song Networks Holding AB's reports that are filed from time to time with the U.S. Securities and Exchange Commission, including the company's annual report on Form 20-F and reports on Form 6-K.

Press Release

Stockholm 19 December 2001

Ari-Jussi Knaapila appointed COO of Song Networks

Song Networks Holding AB (NASDAQ: SONW, Stockholm Stock Exchange: SONW) announce today that Ari-Jussi Knaapila will become Chief Operational Officer for Song Networks Holding AB. Knaapila has been MD of Song Networks' Finnish subsidiary since it was set up in 1999, as well as Vice President for Products and Services for the Group since the beginning of 2001.

Ari-Jussi Knaapila, 42, has been appointed COO of Song Networks Holding AB, taking charge of the Nordic Group's operations and reporting to the CEO, Ivar Strömberg. Olli Nuuttila, the Deputy Managing Director of Song Networks Oy, will be the acting Managing Director of the Finnish operations.

Knaapila has successfully built up Song Networks' operations into the number two operator on the Finnish corporate market. The Finnish operation was the first in the Group to achieve positive adjusted EBITDA, doing so in Q3, 2001. Before Song Networks, he set up the Finnish activities of Telenordia. Knaapila started his career in IT related business, and has worked for IBM and Unisys among others.

"Over the past two years Song Networks has cemented its position as the leading alternative broadband operator in the Nordic market. We are ready to meet the challenges set for us by our customers and the financial market," said Knaapila.

"A-J Knaapila has been a vital part of corporate Group management since he joined us in 1999, and I am happy to have him in charge of the Nordic operations as a whole. Together we will continue the work to make Song Networks the number one broadband operator, striving for excellence in the services we provide our customers with," said Ivar Strömberg.

For further information, please contact:

Song Networks Holding AB Song Networks Holding AB

Ivar Strömberg, CEO Jenny Moquist, Investor Relations Manager

Phone: +46 8 5631 0001 Phone: +46 8 5631 0219

Mobile: +46 701 810 001 Mobile: +46 701 810 219

E-mail: ivar.stromberg@songnetworks.net E-mail: jenny-moquist@songnetworks.net

About Song Networks, the former Tele1 Europe, (NASDAQ: SONW, Stockholm Stock Exchange: SONW) Song Networks is a rapidly expanding data and telecommunications operator with activities in Sweden, Denmark, Finland and Norway. The company provides broadband solutions for data, internet, hosting and voice, to businesses in the Nordic region. Song Networks is currently the only pan Nordic operator investing in local access networks with broadband capacity. The company is constructing networks in the 80 largest cities in the Nordic region. The access networks, which are linked by a long-distance network, will be one of Europe's fastest data and internet super-highways with an initial capacity for customers of up to one gigabit. The company was founded in 1995 in Sweden and has approximately 1,200 employees. The head office is in Stockholm and there are an additional 31 offices located in the Nordic region. For further information, please visit our website at www.songnetworks.net

Certain statements contained in this press release contain "forward-looking statements" within the meaning of the U.S. federal securities law. Such statements are based on the current expectations of the management of Song Networks Holding AB only, and performance is subject to risks, uncertainties and other factors that could cause actual results to differ materially from these statements. Such risks include, but are not limited to, adverse regulatory, technological or competitive developments; decline in demand for the company's services or products; inability to timely develop, introduce and market new technologies, products and services; pricing pressures resulting from competition; unforeseen construction delays; and the inability to successfully manage systems failures or shutdowns and service interruptions or reduced services to customers. For a more detailed discussion of such risks and uncertainties affecting the company, please refer to Song Networks Holding AB's reports that are filed from time to time with the U.S. Securities and Exchange Commission, including the company's annual report on Form 20-F and reports on Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 11, 2002

 By: Ivar Martin Strömberg

Name: Ivar Martin Strömberg

Title: President and Chief Executive Officer